

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 6, 2022

Ryan Frazier
Chief Executive Officer
Arrived Homes, LLC
500 Yale Avenue North
Seattle, WA 98109

> **Re: Arrived Homes, LLC**
> **Offering Statement on Form 1-A**
> **Post-qualification Amendment No.1**
> **Filed December 30, 2021**
> **File No. 024-11325**

Dear Mr. Frazier:

This is to advise you that we do not intend to review your amendment.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Melanie Singh at 202-551-4074 or Pam Howell at 202-551-5557 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Paul Levites